Exhibit (e)(8)
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS (168593)
RANDALL J. BARON (150796)
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
Attorneys for Plaintiff
[Additional counsel appear on signature page.]
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SANTA CLARA

MARK GREENWALD On Behalf of Himself and All Others Similarly Situated,	CASE NO. 106CV065035

Plaintiff,	CLASS ACTION

v.	COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

LASERSCOPE,
ROBERT J. PRESSLEY,
JAMES J. BAUMGARDT,
ROBERT C. PEARSON,
RODNEY PERKINS,
ERIC M. REUTER, and
DOES 1-25, inclusive, Defendants.

Defendants.
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Laserscope (“Laserscope” or the “Company”) common stock against Laserscope and its directors arising out of their attempts to provide certain Laserscope insiders and directors with preferential treatment in connection with their efforts to complete the sale of Laserscope to American Medical Systems Holdings, Inc. (the “Acquisition”) via a Tender Offer. This action seeks equitable relief only.
     2. In pursuing the unlawful plan to sell Laserscope, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.
     3. As shareholders eagerly awaited the Company’s results for the Company’s second quarter 2006 (“Q2 2006”) which was coming to a close (on June 30, 2006), the defendants announced their agreement to sell the Company prior to revealing material information to the market. Such information would materially and positively affect the price of the Company’s shares. Not only are the Company’s preliminary Q2 2006 results concealed but the defendants admittedly are concealing the “specifics regarding earnings for the combined companies” until the close of the transaction. Thus, before shareholders can reap the benefits of their long-term investment, the Company’s officers/directors are attempting to sell the Company on terms detrimental to shareholders, but beneficial to them individually. In fact, many of the defendants will receive change of control payments, accelerated vesting of their stock options and even new employment contracts.
     4. In fact, instead of attempting to obtain the highest price reasonably available for Laserscope for its shareholders, the individual defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of the individual defendants and American Medical Systems Holdings, Inc. (“AMS”).
     5. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Laserscope to one buying group, and one buying group only, on terms preferential to AMS and to subvert the interests of plaintiff and the other public stockholders of Laserscope.
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

JURISDICTION AND VENUE
     6. This Court has jurisdiction over defendants because they conduct business in the California and/or are citizens of California. This action is not removable.
     7. (a) Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
     (b) Laserscope is a citizen of California as it is incorporated in California and its principal place of business is located at 3070 Orchard Drive, San Jose, California. Defendants Perkins and Reuter are also residents and citizens of California.
PARTIES
     8. Plaintiff Mark Greenwald is, and at all times relevant hereto was, a shareholder of Laserscope.
     9. Laserscope engages in the development, manufacture, marketing, and support of medical laser systems and related energy delivery devices for urology, dermatology, and aesthetic surgery markets worldwide.
     10. Defendant Robert J. Pressley (“Pressley”) is Chairman of the Board and a co-founder of the Company. Pressley co-founded Candescent Technologies Corporation (formerly named Silicon Video Corporation), a developer of electronic products, and served as its President and Chief Executive Officer from January 1991 to January 1994. Pressley also founded XMR, Inc., a manufacturer of eximer lasers and laser systems, and served as its Chief Executive Officer from March 1979 until March 1990. Pressley has been a self-employed technology consultant since January 1995.
     11. Defendant James R. Baumgardt (“Baumgardt”) has been a director of the Company since February 2001. Baumgardt has been the President of the Guidant Foundation, a philanthropic arm of Guidant Corporation since March 2000. From October 1996 to February 2000 he was President of Guidant Sales Corporation, a subsidiary of Guidant Corporation, a leading medical device manufacturer that specializes in minimally invasive and cost-effective products and services for the treatment of cardiovascular and vascular disease. From December
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1994 to October 1996, Baumgardt was Vice President of Corporate Resources for Guidant Corporation. Baumgardt serves on the Board of Trustees of Rose Holman Institute, an institute of higher education and is a director of Suros Surgical Systems, a private, emerging technology medical device company.
     12. Defendant Robert C. Pearson (“Pearson”) has been a director of the Company since 2002. Pearson has been the Senior Vice President – Investments for Renaissance Capital Group, Inc., an investment fund management firm, since April 1997. From May 1994 to May 1997, Pearson was an independent financial and management consultant primarily engaged by Renaissance. From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm. Prior to 1990, Pearson spent 25 years at Texas Instruments, Inc. where he served in several positions including Vice President – Controller and later as Vice President – Finance. Pearson currently is a director of CaminoSoft, Inc., Advanced Power Technology, Inc, eOriginal, Inc. and Simtek Corp.
     13. Defendant Rodney Perkins (“Perkins”) is a co-founder of the Company and has been a director since its founding. Perkins also served as Chairman of the Board of Directors from its founding until June 1995 and Chief Executive Officer from February to May 1987, and from October 1991 to July 1992. He also served as the President of the Company from October 1991 to December 1991. Perkins is an internationally known otologic surgeon who has participated actively in the development of multiple successful medical device companies. He is the founder of the California Ear Institute and Professor of Surgery at Stanford. In addition to Laserscope, Perkins is a founder of Collagen Corporation (a biomaterials company), Cohesion Corporation (a developer of bio-adhesives that was later sold to Collagen Corporation), Novacept (a women’s health care company sold to Cytyc Corporation in 2004) and Resound Corporation (a developer of digital hearing devices). Perkins is currently active as the founder, Chairman and former CEO of Sound ID; founder and Chairman of Pulmonx (an interventional pulmonology company) and as Chairman of Surgx (a nanotech electrosurgery company).
     14. Defendant Eric M. Reuter (“Reuter”) has been President, Chief Executive Officer and a Director of the Company since June 1999. Reuter joined the Company as Vice President,
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Research and Development in September 1996. Before joining Laserscope, from February 1994 to August 1996, Reuter was employed at the Stanford Linear Accelerator Center at Stanford University (SLAC) as the Project Engineer for the B-Factory High Energy Ring, an electron storage ring used for high energy physics research. From February 1991 to January 1994, he served as a Senior Staff Engineer and Program Manager in digital imaging at Siemens Medical Systems – Oncology Care Systems, a medical device company.
     15. The defendants named above in ¶¶10-14 are sometimes collectively referred to herein as the “Individual Defendants.”
     16. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.
DEFENDANTS’ FIDUCIARY DUTIES
     17. In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of Laserscope, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     18. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Laserscope, violated the fiduciary duties owed to plaintiff and the other public shareholders of Laserscope, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class.
     19. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Laserscope, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Laserscope stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     21. This action is properly maintainable as a class action.
     22. The Class is so numerous that joinder of all members is impracticable. According to Laserscope’s Securities and Exchange Commission (“SEC”) filings, there are more than 22 million shares of Laserscope common stock outstanding.
     23. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty; independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;
          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Laserscope;
          (d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

duties of good faith, diligence, honesty and fair dealing;
          (e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     24. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     25. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     26. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     27. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
BACKGROUND TO THE PROPOSED ACQUISITION
     29. Laserscope engages in the development, manufacture, marketing, and support of medical laser systems and related energy delivery devices for urology, dermatology, and aesthetic surgery markets worldwide.
     30. On May 1, 2006, the Company issued a press release entitled “Laserscope Reports First Quarter 2006 Results; First Quarter Results Driven by Record Worldwide GreenLight™ Delivery Devices and Laser System Shipments and Solid Aesthetic Sales.” The release stated in part:
Laserscope, a leader in the development and commercialization of
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

minimally-invasive medical devices, including medical lasers and advanced fiber-optic delivery devices, today reported its financial results for the first quarter ended March 31, 2006.
2006 First Quarter Highlights (compared to the prior-year quarter):
•	GreenLight PV® fiber optic delivery devices shipped worldwide for PVP increased 29% to 21,006 units from 16,255 units

•	GreenLight PV worldwide laser system installed base grew 71% to 868 units

•	Total revenues grew 14% to $32.0 million

•	R&D spending increased 86% to $2.9M

•	Aesthetic sales increased 23% to $7.6 million

•	Pre-tax income $4.9 million (includes $0.6 million of stock based compensation expense), down from $6.2 million in Q1 2005

•	Income tax rate of 43%, up from 20% in Q l 2005

•	Diluted EPS of $0.12 (includes expense of $0.6 million pre-tax or $0.02 per share for stock based compensation expense)
First Quarter 2006 Operating Results
     U.S. sales of GreenLight PV delivery devices were 14,782 units in the first quarter of 2006 compared with 15,221 units in the fourth quarter of 2005 and 11,792 units in the first quarter of 2005. International sales of GreenLight PV delivery devices were 6,224 units compared with 5,461 units in the fourth quarter of 2005 and 4,463 units during the first quarter of the prior year. Sales of aesthetic products totaled $7.6 million in the first quarter of 2006 compared with $6.2 million in the first quarter of 2005.
     Gross margin was 61% in the first quarter of 2006, compared with 62% for the first quarter of 2005 and 59% for the fourth quarter of 2005. Higher average unit prices for aesthetics relative to Q1 of 2005 were offset by higher international urology fiber and system sales as a percentage of total revenues. International sales typically have lower margins than US sales.
     Research and development (“R&D”) expenses increased 86% in the first quarter to $2.9 million, or 9% of revenues, from $1.6 million, or 6% of revenues, in the first quarter of 2005. The increase in R&D expense resulted from accelerated new product development and clinical activities focused on the near- and medium-term development of multiple new products and clinical applications in urology and aesthetics. As previously announced, the Company anticipates that full year 2006 R&D spending will increase 50% to 60% over 2005 levels. On May 22nd, 2006, Laserscope will hold a special Investor Forum to discuss these
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

R&D and clinical programs and new product announcements at the American Urological Association Meeting in Atlanta, Georgia.
     Selling, general and administrative (“SG&A”) expenses grew approximately 20% to $11.8 million, or 37% of revenues in the first quarter of 2006, compared to $9.9 million, or 35% of revenues in the first quarter of 2005. The increase in SG&A expenses resulted primarily from higher sales, marketing, business development and administrative expenses to support the Company’s current and future growth initiatives domestically and internationally.
     First quarter operating income was $4.7 million, compared with $6.1 million in the first quarter of 2005. First quarter 2006 net income was $2.8 million, or $0.12 per diluted share, compared with net income of $5.0 million, or $0.22 per diluted share, in the same quarter last year, and $5.9 million or $0.26 per fully diluted share for the fourth quarter of 2005. As a result of net operating loss and tax credit carryforwards, the Company’s effective tax rate for 2005 was 7.5%. Valuation allowances for these deferred tax assets were released in 2005. Accordingly, the Company anticipates an income tax rate of approximately 43% in 2006. Net income for the first quarter of 2006 includes the impact from the adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) by which the Company recognized pre-tax equity-based compensation expense of $596,000 or $0.02 per diluted share. The Company’s effective income tax rate was 43% in the first quarter of 2006.
     Commenting on the first quarter results, Eric Reuter, CEO and President of Laserscope said, “Our international progress exceeded expectations as we continued to make strides in all major international markets, a strong indication that we are indeed making important progress in replacing the Trans Urethral Resection of the Prostate (TURP) procedure with Photoselective Vaporization of the Prostate (PVP) as the worldwide standard of care for Benign Prostaic Hyperplasia (BPH). International market penetration remains an important part of our long-term strategic growth plan. We are on track to begin our clinical studies in Japan, the second largest TURP market outside the US, beginning in the third quarter of 2006 and we continue to expect strong urology revenue growth in the major international markets in 2006 and beyond. Although our domestic urology revenue was more modest than we had expected this quarter, direct accounts showed a strong increase in delivery device usage sequentially with large mobilizing partnerships showing flat to slightly down sequentially. Additionally, some capital equipment purchase processes were delayed as these customers chose to wait for the upcoming American Urological Association meeting before making purchase decisions. As indicated previously, we expect year-over-year revenue and earnings growth to be heavily weighted toward the second half of the year as revenues from our new products pipeline, expanded sales network, recent acquisition, and product cost reduction initiatives take effect.”
     “We are continuing to make significant investments in R&D
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

and sales and marketing as part of our commitment to remaining at the forefront of the new technology and product development curve. We are also aggressively pursuing selective strategic acquisitions to augment our existing product and technology portfolio, increase our manufacturing efficiencies, and drive continued revenue and earnings growth. To that end, we are very excited about our acquisition of Innovaquartz Inc., which we announced today and we will discuss in more detail today at our first quarter earnings conference call.”
     “We have also continued our efforts to revitalize our aesthetics product line. Although very competitive, this is still a growth market. We continue to work closely with our U.S. distribution partner, Henry Schein, to drive sales in this large and growing market in the US as well as internationally. Our goal is to return this business to market growth rates by the fourth quarter of 2006 by increasing our distribution network of direct sales representatives both domestically and internationally and releasing a series of new products and marketing programs during the balance of 2006 and in 2007. We look forward to giving an overview of our aesthetics product development pipeline at our Investor Forum in May.”
Balance Sheet Summary
     Laserscope’s balance sheet remains strong. At March 31, 2006, the Company had no bank borrowings and a cash position of $33.2 million, up from $30.7 million at December 31, 2005. At quarter-end, net accounts receivable was $24.0 million. Days sales outstanding (DSOs) were 67, up slightly from 66 in the fourth quarter of 2005.
Outlook
     The company continues to expect full year 2006 revenue and fully taxed earnings to increase by 20% to 25% over 2005 levels to $0.72 — $0.75 per share, assuming a 43% tax rate is applied to both 2006 and 2005 pre-tax earnings, and excluding the impact of FAS 123(R) stock compensation expenses in 2006. The Company anticipates that revenue and fully taxed earnings will be larger in the second half of 2006 (approximately 55% to 60% of the full year’s total) due to new products we will bring to market as a result of internal R&D and strategic activities.
     31. As shareholders eagerly awaited the Company’s results for the Company’s Q2 2006 which was coming to a close (on June 30, 2006), such shareholders were horrified to see that the Company’s directors had agreed to sell the Company prior to revealing material information to the market. Such information would materially and positively affect the price of the Company’s shares. Not only are the Company’s preliminary Q2 2006 results concealed but the defendants admittedly are concealing the “specifics regarding earnings for the combined
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

companies” until after the close of the transaction. Thus, before shareholders can reap the benefits of their long-term investment, the Company’s officers/directors are attempting to sell the Company on terms detrimental to shareholders, but beneficial to them individually. In fact, many of the defendants will receive change of control payments, accelerated vesting of their stock options and even new employment contracts.
     32. On June 5, 2006, PRNewswire published a story entitled “American Medical Systems and Laserscope Announce Definitive Merger Agreement; Innovative Laser Technology Business Represents Clear Strategic Addition to Men’s Pelvic Health Franchise.” The article stated in part:
American Medical Systems Holdings, Inc., the global leader in providing pelvic health solutions to urologists, and Laserscope, the market leader for the surgical treatment of obstructive benign prostatic hyperplasia (BPH), today announced they have entered into a definitive merger agreement providing for the acquisition of Laserscope by AMS. The Boards of Directors of both AMS and Laserscope have unanimously approved the transaction.
     Under the terms of the agreement, AMS will commence a tender offer to acquire all of the outstanding shares of Laserscope at a price of $31.00 per share in cash no later than Wednesday, June 14, 2006. The total acquisition price for Laserscope shares and options is approximately $715 million. CIT Healthcare LLC has underwritten the senior financing for up to $565 million. Piper Jaffray & Co. and other lenders have provided a commitment for additional subordinated financing for the balance of the transaction. AMS is exploring permanent financing options. The acquisition transaction is expected to close during the third quarter of 2006 and will be subject to the satisfaction of customary closing conditions and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Following the purchase of shares in the tender offer, AMS’ merger subsidiary and Laserscope will merge. Owners of Laserscope shares not purchased in the tender offer, other than dissenting shares, will be entitled to receive $31.00 per share in cash in the merger. Upon the closing of the transaction, Laserscope will become an indirect wholly owned subsidiary of AMS.
     Martin J. Emerson, President and CEO of American Medical Systems, commented, “The acquisition of Laserscope represents a truly strategic investment for AMS. With over thirty years’ experience in delivering pelvic health solutions to urologists, the global reach of the combined AMS/Laserscope sales force will be uniquely positioned to capitalize on Laserscope’s technology and market position. In addition, our ability to drive operating efficiencies and cost synergies through our combined companies will deliver enhanced value to our shareholders.”
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     Eric Reuter, President and CEO of Laserscope, commenting on the acquisition noted, “American Medical Systems’ history of innovation, strong reputation and experience in urology, and extensive worldwide distribution network make it the ideal partner of Laserscope. Through the new AMS, even greater numbers of men suffering from obstructive BPH around the world will benefit from the excellent clinical outcomes of the Laserscope GreenLight(TM) family of products. We believe the acquisition of Laserscope by AMS will further expand AMS’ reputation as a leading urological products company.”
     Through the acquisition of Laserscope, AMS will be committed to providing a range of therapy solutions for BPH patients. While AMS currently offers to urologists its TherMatrx product for the treatment of non-obstructive BPH, the addition of GreenLight(TM) to the AMS product line will allow AMS to enter the obstructive BPH segment which requires tissue removal for patient relief. Obstructive BPH is a condition treated surgically in over 1 million men globally each year. The use of laser-based technologies for these critical procedures has been rapidly adopted due to physician and patient preference for the improved post-procedure outcomes of laser therapy.
     The transaction is expected to be accretive to AMS earnings per share in 2008 and beyond. Laserscope’s aesthetics business is not considered a strategic fit for AMS so AMS will consider alternatives for that business including divestiture. Accordingly, the financial results of this product line will be accounted for as a discontinued operation. Further specifics regarding earnings for the combined companies will be disclosed at the close of the transaction.
* * *
     Piper Jaffray & Co. served as financial advisor to AMS and provided a fairness opinion to the Company’s Board of Directors, Thomas Weisel Partners LLC rendered a second fairness opinion to the AMS Board on this transaction. Goldman Sachs & Co. served as the financial advisor to Laserscope. Legal advisors to AMS were the law firms of Oppenheimer Wolff & Donnelly LLP and McAndrews, Held & Malloy. Legal advisors to Laserscope were Orrick, Herrington & Sutcliffe LLP.
SELF-DEALING
     33. By reason of their positions with Laserscope, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Laserscope, and especially the true value and expected increased future value of Laserscope and its assets, which they have not disclosed to Laserscope’s public stockholders. Moreover, despite
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Laserscope’s public shareholders.
     34. The proposed sale is wrongful, unfair and harmful to Laserscope’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of AMS on unfair terms.
     35. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
•	Withdraw their consent to the sale of Laserscope and allow the shares to trade freely – without impediments.

•	Act independently so that the interests of Laserscope’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Laserscope’s public stockholders.

•	Fully and fairly disclose all material information to the Company’s shareholders, including, but not limited to, the details defendants are now concealing related to defendants’ statement that “[f]urther specifics regarding earnings for the combined companies will be disclosed at the close of the transaction.”
     36. The Individual Defendants have also approved the Acquisition so that it transfers 100% of Laserscope’s revenues and profits to AMS, thus all of Laserscope’s operations will now accrue to the benefit of AMS.
CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
     37. Plaintiff repeats and realleges each allegation set forth herein.
     38. The defendants have violated fiduciary duties of care, loyalty, candor and
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

independence owed under applicable law to the public shareholders of Laserscope and have acted to put their personal interests ahead of the interests of Laserscope’s shareholders.
     39. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.
     40. The Individual Defendants have violated their fiduciary duties by entering into a transaction with AMS without regard to the fairness of the transaction to Laserscope’s shareholders. Defendant Laserscope directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Laserscope stock.
     41. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Laserscope because, among other reasons:
     (a) they failed to properly value Laserscope; and
     (b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.
     42. Because the Individual Defendants dominate and control the business and corporate affairs of Laserscope, and are in possession of private corporate information concerning Laserscope’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Laserscope which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.
     43. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     44. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self dealing.
     45. Unless enjoined by this Court, the defendants will continue to breach their
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Laserscope’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     46. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
     47. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to Laserscope’s stockholders sufficient information to enable there to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.
     48. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Laserscope’s shareholders;
     E. Rescinding, to the extent already implemented, the Acquisition or any of the terms
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thereof;
     F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct, including the “change in control” agreed to in stock option grants;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 7, 2006	LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS (168593)
RANDALL J. BARON (150796)

DARREN J. ROBBINS

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ADEMI & O’REILLY, LLP
GURI ADEMI
SHPETIM ADEMI
3620 East Layton Avenue
Cudahy, WI 53110
Telephone: 414/482-8000
414/482-8001 (fax)

CROWLEY DOUGLAS & NORMAN, LLP
RICHARD E. NORMAN
1301 McKinney Street, Suite 3500
Houston, TX 77010-3034
Telephone: 713/651-1771
713/651-1775 (fax)

Attorneys for Plaintiff
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY